UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Notice of Change of Auditor
2	Letter from Former Auditor (Ernst & Young Letter)
3	Letter from Successor Auditor (PricewaterhouseCoopers Letter)

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 9, 2006

      By: /s/ K. Thomas Bailey

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

[Angiotech Letterhead]

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, BC  V6A 1B6

May 2, 2006

VIA FACSIMILE & COURIER

Ernst & Young LLP Chartered Accountants P.O Box 10101, Pacific Centre 700 West Georgia Street Vancouver, BC V7Y 1C7 Attention: Fred Withers	PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, 7th Floor Vancouver, BC V6C 3S7 Attention: John Webster

Dear Sirs:

Re:

Notice of Change of Auditors Pursuant to National Instrument 51-102 (the “Policy”)

Angiotech Pharmaceuticals, Inc.

We wish to confirm that Angiotech Pharmaceuticals, Inc. (“Angiotech”) will not seek shareholder approval to reappoint Ernst & Young LLP (“E&Y”) as auditors of Angiotech at the Annual General and Extraordinary Meeting to be held on June 8, 2006.

On April 28, 2006, the Audit Committee and Board of Directors of Angiotech approved to seek shareholder approval not to reappoint E&Y and approved to seek shareholder approval for the appointment of PricewaterhouseCoopers LLP (the “New Auditor”) as the new auditors of Angiotech on June 8, 2006.

We also wish to confirm the following:

1.

there have been no reservations contained in the audit reports of E&Y on the financial statements of Angiotech as at December 31, 2004 and 2005;

2.

the resignation of E&Y and appointment of New Auditor as the successor auditors for Angiotech was approved by the Audit Committee and Board of Directors of Angiotech; and

3.

in the opinion of Angiotech, there have been no reportable events (as defined in the Policy) in connection with the audits by E&Y of the financial statements of Angiotech as described above.

In accordance with the Policy, please prepare and deliver, to Angiotech and to E&Y and New Auditor, as the case may be, a letter addressed to the securities regulatory authorities of each of the provinces of Canada stating your agreement or disagreement with the information contained in this Notice, based on your knowledge of such information at the time. In the event of disagreement, please state your reasons therefore.

This letter and your reply will be included in the management information circular that will be delivered to shareholders of Angiotech in respect of the Annual General and Special Meeting of shareholders to be held on June 8, 2006.

Yours truly,

ANGIOTECH PHARMACEUTICALS, INC.

/s/ Arthur H. Willms

Arthur H. Willms

Chair, Audit Committee

Exhibit 2

 [Ernst & Young Letterhead]

Ernst & Young LLP

Chartered Accountants

Pacific Centre

P.O. Box 10101

700 West Georgia Street

Vancouver, Canada V7Y 1C7

Phone: 604-891-8200

Fax: 604-643-5422

May 3, 2006

To:

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

L'Autorité des marché financiers

Saskatchewan Financial Services Commission

Securities Registry, Government of the Northwest Territories

Registrar of Securities, Government of Yukon Territories

Registrar of Securities, Government of Yukon Territories

Legal Registries Division, Government of Nunavut

Dear Sirs:

Re: Angiotech Pharmaceuticals, Inc.

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated May 2, 2006 delivered to us by Angiotech Pharmaceuticals, Inc. in respect of the replacement of Ernst & Young LLP from the office of auditor of Angiotech Pharmaceuticals, Inc. and the subsequent appointment of PricewaterhouseCoopers LLP to that office.

Please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Clark Gallon at (604) 643-5408.

/s/ Ernst & Young LLP

Ernst & Young LLP

Exhibit 3

[PricewaterhouseCoopers LLP Letterhead]

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

May 4, 2006

Mr. Arthur H. Willms

Chairman of the Audit Committee and

Board of Directors

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, B.C. V6A 1B6

Dear Mr. Willms

Enclosed is our response to the change of auditor notice dated May 2, 2006 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the audit committee or board of directors, filed with the relevant regulator or securities regulatory authority prior to July 8, 2006, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Enclosure

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.